Therapeutics LLC) and will be the sole managing member of vTv Therapeutics LLC, and the other members of vTv Therapeutics LLC will take no part in the management of the Issuer's business. Therefore, the Issuer will control all aspects of the business of vTv Therapeutics LLC.

Because the Issuer will manage and operate the business and control the strategic decisions and day-to-day operations of vTv Therapeutics LLC and will also have a substantial financial interest in vTv Therapeutics LLC, we will consolidate the financial results of vTv Therapeutics LLC, pursuant to the variable-interest entity ("VIE") accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of vTv Therapeutics Holdings to a portion of vTv Therapeutics LLC's net income (loss). See "Unaudited Pro Forma Condensed Combined Consolidated Financial Information—Consolidation." In addition, because vTv Therapeutics LLC will be under the common control of MacAndrews and its affiliates before and after the Reorganization Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests of vTv Therapeutics Inc. in the assets and liabilities of vTv Therapeutics LLC at their carrying amounts as of the date of the completion of the Reorganization Transactions. The purpose of the Reorganization Transactions and our corporate structure is to transfer assets from the Predecessors to vTv Therapeutics LLC and to potentially provide certain tax and other advantages to us and MacAndrews. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and "—Exchange Agreement."

Our Principal Equityholder

Following the Reorganization Transactions and this offering, MacAndrews will indirectly control shares of Class B common stock held by vTv Therapeutics Holdings and will therefore control approximately % of the combined voting power of our outstanding common stock (or % if the underwriters exercise their over-allotment option in full). As a result, MacAndrews will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

MacAndrews is a company that acquires and manages a diversified portfolio of public and private companies. Wholly owned by Chairman and Chief Executive Officer Ronald O. Perelman, MacAndrews' core strategy is based on investing in companies with strong market positions, high quality management with vertical expertise, recognized growth potential and ability to increase productivity. Current investments include leading participants across a wide range of industries, from biotechnology and military equipment to cosmetics and entertainment.

Implications of being an Emerging Growth Company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or "JOBS Act." As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:

- the ability to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

- exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB"), requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements;

- an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

vTv Therapeutics Inc. was formed in April 2015 and does not have historical financial data. The historical financial data presented in this prospectus are the historical combined financial data of our Predecessors, vTvx Holdings I and vTvx Holdings II. The summary statements of operations data for the years ended December 31, 2014 and 2013 are derived from the audited combined consolidated statements of operations of the Predecessors for such periods, which are included in this prospectus. The summary statements of operations data for the three months ended March 31, 2014 and 2015 are derived from the unaudited condensed combined consolidated statements of operations of the Predecessors for such periods, which are included in this prospectus. The summary unaudited reorganization pro forma condensed combined consolidated statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014 give pro forma effect to the Reorganization Transactions as if they had been completed as of January 1, 2014, and the summary unaudited reorganization pro forma condensed combined consolidated balance sheet data as of March 31, 2015 give pro forma effect to the Reorganization Transactions as if they had been completed as of March 31, 2015, in each case, as described in "Unaudited Pro Forma Condensed Consolidated Financial Information." The summary balance sheet data as of March 31, 2015 are derived from the unaudited condensed combined balance sheets of the Predecessors as of such date, which is included in this prospectus. The summary unaudited pro forma condensed combined consolidated statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014 give pro forma effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2014, and the summary unaudited pro forma condensed combined consolidated balance sheet data as of March 31, 2015 give pro forma effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering as if they had been completed as of March 31, 2015, in each case, as described in "Unaudited Pro Forma Condensed Combined Consolidated Financial Information." The summary unaudited pro forma condensed combined consolidated financial data are presented for information purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

You should read the Summary Historical and Pro Forma Financial Data together with the sections entitled "Capitalization," "Selected Financial Data," "Unaudited Pro Forma Condensed Combined Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,		Reorganization Pro Forma Year Ended December 31, 2014[a]	Pro Forma Year Ended December 31, 2014[b]	Three Months Ended March 31,		Reorganization Pro Forma Three Months Ended March 31, 2015[a]	Pro Forma Three Months Ended March 31, 2015[b]
	2013	2014			2014	2015		
	(Predecessor)				(Predecessor)			
(dollars in thousands, except for per unit and per share data)								
Statement of operations data:								
Revenue	$ 976	$ 1,549	$ 1,549		$ 14	$ 50	$ 50	
Operating expenses:								
Research and development	25,434	18729	18,729		4,404	7,776	7,776	
General and administrative	11,375	11,717	11,717		5,127	1,995	1,995	
Total operating expenses	36,809	30,446	30,446		9,531	9,771	9,771	
Operating loss	(35,833)	(28,897)	(28,897)		(9,517)	(9,721)	(9,721)	
Other income (expense), net	41	(503)	(503)		8	660	8	
Other (expenses) – related party	(575)	(623)	—		(187)	(168)	—	
Interest (expense)	(476)	(282)	—		(34)	(45)	—	
Interest (expense), net – related party	(11,346)	(5,727)	—		(5,378)	(539)	—	

	Years Ended December 31, 2013 (Predecessor)	2014	Reorganization Pro Forma Year Ended December 31, 2014[a]	Pro Forma Year Ended December 31, 2014[b]	Three Months Ended March 31, 2014 (Predecessor)	2015	Reorganization Pro Forma Three Months Ended March 31, 2015[a]	Pro Forma Three Months Ended March 31, 2015[b]
Investment (loss) – related party	(14)	(69)	—		(4)	—	—	
Combined consolidated net loss	$ (48,203)	$ (36,101)	$(29,400)		$ (15,112)	$ (9,813)	$(9,713)	
Net loss attributable to non-controlling interests	—	—	(29,400)		—	—	(9,713)	
Net loss available to Predecessor/vTv Therapeutics Inc.	$ (48,203)	$ (36,101)	$ —		$ (15,112)	$ (9,813)	$ —	
vTvx Holdings I:								
Net loss per member unit, basic and diluted	$ (12.82)	$ (16.81)			$ (7.94)	$ (14.39)		
Units used to compute basic and diluted net loss per member unit[1]	13,288,327	13,263,676			13,288,608	4,188,607		
vTvx Holdings II:								
Net earnings (loss) per member unit, basic and diluted	$ 0.06	$ (0.64)			$ (0.42)	$ (0.42)		
Units used to compute basic and diluted net earnings (loss) per member unit[1]	19,597,888	19,570,078			19,609,698	5,148,485		
Pro forma net loss per share, basic and diluted (unaudited)[2]								
Shares used to compute pro forma net loss per share, basic and diluted (unaudited)[2]								

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[1] See Note 16 (for the periods ended December 31, 2013 and 2014) of our Notes to Combined Consolidated Financial Statements and See Note 11 (for the periods ended March 31, 2014 and 2015) of our Notes to Unaudited Condensed Combined Consolidated Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common unit.

[2] Pro forma basic and diluted earnings per share were computed using   shares of Class A common stock, and   shares of Class B common stock were excluded from the calculation as their effect would be anti-dilutive due to the pro forma net loss.

[a] Refer to the notes to the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the Reorganization Transactions adjustments.

[b] Refer to the notes to the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the adjustments as a result of this offering.

| | As of March 31, 2015 | | |
	Predecessor	Reorganization Pro Forma[a]	Pro Forma[b]
(dollars in thousands)			
Balance sheet data:			
Cash and cash equivalents	$ 776	$ 776	$
Working capital deficiency	(45,638)	(4,784)	
Total assets	14,964	4,593	
Current liabilities	47,404	6,420	
Long-term debt, net of current portion	2,070	—	
Other liabilities, net of current portion	36,023	75	
vTvx Holdings I and vTvx Holdings II redeemable convertible preferred units	490,679	—	
Non-controlling interest	—	(1,902)	
Total members' deficit	(561,212)	—	

---

[a] Refer to the notes to the unaudited pro forma condensed combined balance sheet as of March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the Reorganization Transactions adjustments.

[b] Refer to the notes to the unaudited pro forma condensed combined balance sheet as of March 31, 2015 in the "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" in this prospectus for the details of the adjustments as a result of this offering.

(unaudited, dollars in thousands, except per unit and per share data)	Actual	Reorganization Pro Forma[1]	Pro Forma[1]
		As of March 31, 2015	
vTvx Holdings II:			
Members' deficit	(46,634)	—	
Common member units, no par value; 805,219,377 units authorized; 5,148,485 issued and outstanding as of March 31, 2015	—	—	—
Total vTvx Holdings II members' deficit	(46,634)	—	
vTv Therapeutics Inc.:			
Common stock, par value $0.01 per share, no shares authorized, issued and outstanding as of March 31, 2015 (actual and pro forma) and 1,000 shares authorized and 100 shares issued and outstanding (reorganization pro forma)	—	0	
Stockholders' deficit	—	—	
Class A - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and reorganization pro forma), shares authorized and shares outstanding (pro forma)	—	—	
Class B - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and reorganization pro forma), shares authorized and shares outstanding (pro forma)	—	—	
Additional paid in capital	—	—	
Total (deficit) equity (excluding non-controlling interest)	(561,212)	0	
Equity (deficit) attributable to non-controlling interest	—	(1,902)	
Total (deficit) equity	(561,212)	(1,902)	
Total capitalization	$ (32,196)	$ (1,902)	$

---

[1]No vTvx Holdings I or vTvx Holdings II units authorized or issued or outstanding on a reorganization pro forma or a pro forma basis for vTv Therapeutics Inc.

[2]Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds to us from this offering by $ million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares for Class A common stock we are offering. Each increase or decrease of 1.0 million in the number of shares of Class A common stock we are offering would increase or decrease the net proceeds to us from this offering by $ million, assuming no change in the assumed initial public offering price of $ per share and after deducting the estimated underwriting discounts and commissions.

The pro forma share information in the table above is based on   shares of our Class A common stock being issued in this offering, as if they were outstanding as of March 31, 2015 on a pro forma basis, and excludes the following:

- shares issuable under options to purchase shares of Class A common stock, restricted stock units or other similar awards, including those that may be granted in connection with this offering under the 2015 Plan; and

- shares of Class A common stock reserved for issuance upon the exchange of vTv Therapeutics LLC Units (along with the corresponding number of shares of our Class B common stock).

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION

Basis of Presentation

vTv Therapeutics Inc. was formed in April 2015 and does not have historical financial data. The historical financial data presented in this prospectus are the historical combined consolidated financial data of our Predecessors, vTvx Holdings I and vTvx Holdings II. The unaudited pro forma condensed combined consolidated statement of operations data for the year ended December 31, 2014 and the three months ended March 31, 2015 gives pro forma effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering to purchase units of vTv Therapeutics LLC as if they had been completed as of January 1, 2014 and the unaudited pro forma condensed combined consolidated balance sheet data as of March 31, 2015 gives pro forma effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering to purchase units of vTv Therapeutics LLC as if they had been completed as of March 31, 2015. The unaudited pro forma condensed combined consolidated financial data are presented for information purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the date indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period. The pro forma condensed combined consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

- the Reorganization Transactions described in the section entitled "The Reorganization Transactions"; and

- this offering and the use of the net proceeds to purchase units of vTv Therapeutics LLC and its payment of estimated offering expenses from the gross proceeds, including the reimbursement of certain costs and expenses borne by entities affiliated with MacAndrews.

Within the Unaudited Pro Forma Condensed Combined Consolidated Financial Information, we have presented "reorganization pro forma" financial information in columnar format. The Reorganization Transactions will occur immediately prior to this offering. The financial information in the reorganization pro forma column in the unaudited pro forma condensed combined consolidated statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014 give pro forma effect to the Reorganization Transactions as if they had been completed as of January 1, 2014. The financial information in the reorganization pro forma column in the unaudited pro forma condensed combined consolidated balance sheet data as of March 31, 2015 give pro forma effect to the Reorganization Transactions as if they had been completed as of March 31, 2015.

Consolidation

We have determined that vTv Therapeutics LLC is a variable-interest entity ("VIE") for accounting purposes and that vTv Therapeutics Inc. is the primary beneficiary of vTv Therapeutics LLC because (through its managing member interest in vTv Therapeutics LLC and the fact that the senior management of vTv Therapeutics Inc. is also the senior management of vTv Therapeutics LLC) it has the power to direct all of the activities of vTv Therapeutics LLC, which include those that most significantly impact vTv Therapeutics LLC's economic performance. vTv Therapeutics Inc. has therefore consolidated vTv Therapeutics LLC's results under the VIE accounting model in its pro forma financial statements and will continue to consolidate these results using the VIE model subsequent to the Reorganization Transactions and the completion of this offering. vTv Therapeutics Holdings LLC owns a non-voting interest in vTv Therapeutics LLC, representing a   % economic interest in vTv Therapeutics LLC, effectively restricting vTv Therapeutics Inc.'s interest to   % of vTv Therapeutics LLC's economic results, subject to increase in the future, should vTv Therapeutics Inc. purchase additional vTv Therapeutics LLC Units or should the holders of vTv Therapeutics LLC Units decide to exchange such units (together with shares of Class B common stock) for shares of Class A common stock (or cash) pursuant to the Exchange Agreement. Other than its purchase of vTv Therapeutics LLC Units with the net proceeds of this offering, as of the closing date of this offering, vTv Therapeutics Inc. will not have provided any financial or other support to vTv Therapeutics LLC. In the future, vTv Therapeutics Inc. will not be required to provide financial or other support for vTv Therapeutics LLC, although it will control its business and other activities through its managing member interest in vTv Therapeutics LLC, and its management will be the management of vTv Therapeutics LLC. Because vTv Therapeutics Inc. is not a guarantor or obligor with respect to any of the liabilities of vTv Therapeutics LLC, absent any such guarantee or other arrangement, the creditors of vTv Therapeutics LLC will not have any recourse to the general credit of vTv Therapeutics Inc. Nevertheless, because vTv Therapeutics Inc. will have no material assets other than its interests in vTv Therapeutics LLC, any financial difficulties at vTv Therapeutics LLC could result in vTv Therapeutics Inc. recognizing a loss.

Additional Information

You should read the Unaudited Pro Forma Condensed Combined Consolidated Financial Information and accompanying notes in conjunction with the combined consolidated historical financial statements and related notes and the financial and other information included elsewhere in this prospectus, including the sections entitled "Capitalization," "Selected Financial Data," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations
Year ended December 31, 2014
(dollars in thousands except per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Revenue	$ 1,549	$ —	$ 1,549	$	$
Operating expenses:					
Research and development	17,378	—	17,378		
Research and development – related party	1,351	—	1,351		
General and administrative	11,717	—	11,717		
Total operating expenses	30,446	—	30,446		
Operating loss	(28,897)	—	(28,897)		
Other (expense), net	(503)	—	(503)		
Other (expense) – related party	(623)	623	—		
Interest (expense)	(282)	282	—		
Interest (expense), net – related party	(5,727)	5,727	—		
Investment (loss) – related party	(69)	69	—		
Combined consolidated net loss	$(36,101)	$ 6,701	$(29,400)	$	$
Net loss attributable to non-controlling interests	—	(29,400)	(29,400)		
Net loss available to Predecessor / vTv Therapeutics Inc.	$(36,101)	$ 36,101	$ —	$	$
Net loss attributable to vTv Therapeutics Inc. per share Class A common stock:					
Basic and diluted					$
Basic and diluted, pro forma (unaudited)					$ (c)
Weighted average shares of Class A common stock outstanding:					
Basic and diluted					
Basic and diluted, pro forma (unaudited)					(c)

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations.

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations
Three Months Ended March 31, 2015
(dollars in thousands except per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Revenue..........................	$ 50	$ —	$ 50	$	$
Operating expenses:					
Research and development.............	7,385	—	7,385		
Research and development – related party	391	—	391		
General and administrative.............	1,995	—	1,995		
Total operating expenses...............	9,771	—	9,771		
Operating loss	(9,721)	—	(9,721)		
Other income, net	660	(652)	8		
Other (expense) – related party	(168)	168	—		
Interest (expense).....................	(45)	45	—		
Interest (expense), net – related party	(539)	539	—		
Combined consolidated net loss.........	$(9,813)	$ 100	$(9,713)	$	$
Net loss attributable to non-controlling interests...........................	—	(9,713)	(9,713)		
Net loss available to Predecessor / vTv Therapeutics Inc.	$(9,813)	$ 9,813	$ —	$	$
Net loss attributable to vTv Therapeutics Inc. per share Class A common stock:					
Basic and diluted					$
Basic and diluted, pro forma (unaudited)					$ (c)
Weighted average shares of Class A common stock outstanding:					
Basic and diluted					
Basic and diluted, pro forma (unaudited)					(c)

See accompanying Notes to the Unaudited Pro Forma
Condensed Combined Statement of Operations.

vTv Therapeutics Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2015
(dollars in thousands, except per unit and per share data)

	Predecessors' Combined Actual	Reorganization Adjustments (a)	Reorganization Pro Forma	Offering Adjustments (b)	vTv Therapeutics Inc. Pro Forma
Assets					
Current assets:					
Cash and cash equivalents	$ 776	$ —	$ 776	$	$
Restricted cash and cash equivalents	130	(130)	—		
Accounts receivable, net	600	—	600		
Prepaid expenses and other current assets	260	—	260		
Total current assets	1,766	(130)	1,636		
Note receivable	6,652	(6,652)	—		
Property and equipment, net	3,649	(2,789)	860		
Receivable due from a related party, net	800	(800)	—		
Employee loans receivable – related party	57	—	57		
Deferred offering costs	319	—	319		
Other long-term assets	1,721	—	1,721		
Total assets	$ 14,964	$ (10,371)	$ 4,593	$	$
Liabilities, redeemable convertible units, and members' / stockholders' (deficit) equity					
Current liabilities:					
Accounts payable and accrued expenses	$ 6,284	$ (506)	$ 5,778	$	$
Accounts payable and accrued expenses – related party	2,486	(2,486)	—		
Deferred revenue	550	—	550		
Short-term debt	157	(157)	—		
Short-term debt – related party, net	36,110	(36,110)	—		
Other liabilities	1,817	(1,725)	92		
Total current liabilities	47,404	(40,984)	6,420		
Debt, net of current portion	2,070	(2,070)	—		
Fair value of contingent distribution	25,649	(25,649)	—		
Note payable	6,652	(6,652)	—		
Other liabilities, net of current portion	3,722	(3,647)	75		
Total liabilities	85,497	(79,002)	6,495		
Redeemable convertible preferred units	490,679	(490,679)	—		
Equity:					
Members' (deficit) equity:					
vTvx Holdings I:					
Members' (deficit) equity	(514,578)	514,578	—		
Common member units, no par value; 1,512,722,844 units authorized, 4,188,607 issued and outstanding as of March 31, 2015	—	—	—		
Total vTvx Holdings I (deficit) equity	(514,578)	514,578	—		
vTvx Holdings II:					
Members' (deficit) equity	(46,634)	46,634	—		
Common member units, no par value; 805,219,377 units authorized and 5,148,485 issued and outstanding as of March 31, 2015	—	—	—		
Total vTvx Holdings II (deficit) equity	(46,634)	46,634	—		
vTv Therapeutics Inc.:					
Common stock, par value $0.01 per share, no shares authorized, issued and outstanding as of March 31, 2015 (actual and pro forma) and 1,000 shares authorized and 100 shares issued and outstanding (reorganization pro forma)	—	0	0		
Stockholders' deficit	—	—	—		
Class A - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and as adjusted before offering), shares authorized and shares outstanding (pro forma)	—	—	—		
Class B - Common stock, $0.01 par value; no shares authorized, issued and outstanding as of March 31, 2015 (actual and as adjusted before offering), shares authorized and shares outstanding (pro forma)	—	—	—		
Additional paid in capital	—	—	—		
Total (deficit) equity (excluding non-controlling interest)	(561,212)	561,212	0		
Equity (deficit) attributable to non-controlling interest	—	(1,902)	(1,902)		
Total (deficit) equity	(561,212)	(559,310)	(1,902)		
Total liabilities, redeemable convertible units, and members' / stockholders' (deficit) equity	$ 14,964	$ (10,371)	$ 4,593	$	$

2014, we had a total members' deficit of approximately $498.8 million. As of March 31, 2015, we had a total members' deficit of $561.2. Substantially all our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

- continue the development of our lead drug candidate, *azeliragon*, for the treatment of AD;

- seek to obtain regulatory approvals for *azeliragon*;

- prepare for the potential commercialization of *azeliragon*;

- begin outsourcing of the commercial manufacturing of *azeliragon* for any indications for which we receive regulatory approval;

- expand our research and development activities and advance our clinical programs, including our Type 2 diabetes programs *TTP399* and *TTP273*;

- maintain, expand and protect our intellectual property portfolio; and

- add operational, financial and management systems and personnel, including personnel to support our obligations as a public company.

We do not expect to generate revenue from drug sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and will be subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital in addition to the net proceeds of this offering prior to the commercialization of *azeliragon* or any of our other drug candidates. We may fund a portion of the STEADFAST Study through licensing or other monetization of our drug candidates, including *TTP399* and *TTP273*. Until such time that we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Nevertheless, we may be unable to raise additional funds or enter into such other arrangements when needed, on favorable terms or at all, which would have a negative impact on our liquidity and financial condition and could force us to delay, reduce the scope or eliminate one or more of our research and development programs or commercialization efforts. Failure to receive additional funding could cause us to cease operations, in part or in full.

After the completion of the Reorganization Transactions and this offering, vTv Therapeutics Inc. will consolidate vTv Therapeutics LLC using the variable-interest entity, or "VIE", accounting model because we have determined that vTv Therapeutics LLC is a VIE, and vTv Therapeutics Inc. is the primary beneficiary. See "Unaudited Pro Forma Condensed Combined Consolidated Financial Information—Consolidation" for more information.

Financial Overview

Revenue

To date, we have not generated any revenue from drug sales. All of our revenue to date has been primarily derived from up-front proceeds and research fees under collaboration and license agreements and government grants.

In the future, we may generate revenue from a combination of product sales, license fees, milestone payments and royalties from the sales of products developed under licenses of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of license fees, milestone and other payments, and the amount and timing of payments that we receive upon the sale of our products, to the extent any are successfully commercialized. If we fail to complete the development of our drug candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue and our results of operations and financial position will be materially adversely affected.